 AMEX “REX”
TSX Exchange “VIR”
  For Immediate Release
ViRexx Medical Corp.

VIREXX ANNOUNCES APPOINTMENT OF COO

EDMONTON, ALBERTA - October 12, 2007 - ViRexx Medical Corp. (‘ViRexx”)(TSX:VIR, AMEX:REX), announced that Erich Bam, CA (SA) has been appointed as Interim Chief Operating Officer of ViRexx effective immediately.

Mr. Bam is a chartered accountant with more than 20 years of experience in the financing, development and management of both private and publicly traded companies. Most recently Mr. Bam served as a partner and Managing Director of Gemini Partners where he is responsible for sourcing and managing assignments. Prior to this, Mr. Bam was the founding President and Chief Executive Officer of ARC Resins Corp., a Montreal based private company, and Founder, President, Chairman and Director of ARC Resins International Inc.

Mr. Bam obtained his Chartered Accountant designation in 1981 when he entered public practice with an international accounting firm. At that time he focused on special projects such as due diligence and acquisition support. His experience includes, among others, entrepreneurship, general management, corporate finance, corporate restructuring and refinancing. Mr. Bam has graduate and post graduate degrees in law, economics and business from the University of Stellenbosch and University of South Africa.

For additional information about ViRexx, please see www.virexx.com.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

THE AMERICAN STOCK EXCHANGE AND THE TSX HAVE NOT APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

For more information, please contact:

Darrell Elliott
Chairman and Chief Executive Officer
ViRexx Medical Corp.
Tel: (780) 433-4411
Fax: (780) 436-0068